

June 15, 2020

Ann Marie Sastry, Ph.D
Chief Executive Officer
Amesite Operating Company
607 Shelby St., Ste. 700 PMB 214
Detroit, MI 48226

> **Re: Amesite Operating Company**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 1, 2020**
> **CIK No. 0001807166**

Dear Dr. Sastry:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated May 11, 2020.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to prior comment 2 regarding your reorganization transaction that will occur prior to your initial public offering. Please explain in plain English the purpose and effect of the reorganization. For example, it appears that the reorganization is designed to collapse the holding company structure. It is still, however, unclear as to whether there are any material differences in shareholders' rights or number of shares outstanding between the current Amesite, Inc. (i.e. Amesite Parent) and Amesite Operating Company upon the close of the reorganization and its initial public offering. Please describe such differences either here or in your Description of Capital Stock.

Ann Marie Sastry, Ph.D
Amesite Operating Company
June 15, 2020
Page 2

Risk Factors

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware ...,
page 19

2. You reference on pages 19 and 53 that your certificate will have a provision that grants exclusive jurisdiction to federal courts for claims under the Securities Act. Section 22 of the Securities Act grants concurrent jurisdiction for both federal and state courts to hear claims under the Securities Act. Please revise to clarify the enforceability of this portion of your exclusive jurisdiction provision.

Capitalization, page 23

3. You disclose in note (1) that pro forma loss per share after giving effect to the reorganization was ($.19) and ($.16) for the nine month periods ended March 31, 2020 and 2019, respectively. Please revise to disclose the pro forma weighted average shares used in your calculations of pro forma loss per share.

Management's Discussion and Analysis of Financial Condition and Plan of Operations
Financial Position, Liquidity, and Capital Resources, page 31

4. Please describe the conversion rate or formula for the convertible promissory notes that are convertible into common stock. Disclose the anticipated amount of common stock the noteholders will receive upon conversion at the close of the reorganization transaction and close of your offering. Identify the noteholders if they are affiliates or will become principal stockholders at the close of your offering and would require disclosure under Item 403 of Regulation S-K.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Friedman, Esq.